UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

(Name of Issuer)

Common Shares $0.01 par value

(Title of Class of Securities)

G4809J 106

(CUSIP Number)

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G4809J 106	Page 2 of 5

1	Name of Reporting Person Wasef Jabsheh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organizations Jordan and Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 130,808*
	8	Shared Voting Power 18,242,403*
	9	Sole Dispositive Power 1,000*
	10	Shared Dispositive Power 16,967,606*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,373,211
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.3%**
14	Type of Reporting Person (See Instructions) IN

*	Of the total amount of common shares, par value $0.01 per share (“Common Shares”), of International General Insurance Holdings Ltd. (the “Issuer”), which Mr. Jabsheh beneficially owns, (1) he has the present sole right to vote 130,808 Common Shares, (2) he has the present sole right to dispose of 1,000 of these Common Shares, (3) he has the present shared right to vote 14,242,403 Common Shares, (4) he has the present shared right to dispose of 12,967,606 of these Common Shares and (5) he beneficially owns warrants to acquire 4,000,000 Common Shares (the “Warrants”). Of the total amount of Common Shares and Warrants Mr. Jabsheh beneficially owns, 99.29% are held of record by W. Jabsheh Investment Co. Ltd., a corporation organized under the laws of the British Virgin Islands (“W. Jabsheh Investment Co. Ltd., and, together with Wasef Jabsheh, the “Reporting Persons” and, each individually, a “Reporting Person”) and controlled by Mr. Jabsheh, as further described below.
**	Calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 50,635,100 Common Shares, which includes (i) 46,635,100 Common Shares of the Issuer outstanding as of June 16, 2023 and (ii) 4,000,000 Common Shares issuable upon the exercise of Warrants to acquire Common Shares beneficially owned by the Reporting Persons and held by W. Jabsheh Investment Co. Ltd. In accordance with the U.S. Securities and Exchange Commission (the “SEC”) rules governing beneficial ownership, the calculation of percentage ownership includes Warrants held by the Reporting Persons but does not include any other Common Shares issuable upon the exercise of any other outstanding Warrants held by other persons.

SCHEDULE 13D

CUSIP No. G4809J 106	Page 3 of 5

1	Name of Reporting Person W. Jabsheh Investment Co. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organizations British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,242,403*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,967,606*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,242,403
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.0%**
14	Type of Reporting Person (See Instructions) CO

*	Of the total amount of Common Shares which W. Jabsheh Investment Co. Ltd. beneficially owns, (1) it has the present shared right to vote 14,242,403 Common Shares, (2) it has the present shared right to dispose of 12,967,606 of these Common Shares and (3) it beneficially owns Warrants to acquire 4,000,000 Common Shares. Of the total amount of Common Shares and Warrants W. Jabsheh Investment Co. Ltd. beneficially owns, 100% are controlled by Mr. Jabsheh, as further described below.
**	Calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 50,635,100 Common Shares, which includes (i) 46,635,100 Common Shares of the Issuer outstanding as of June 16, 2023 and (ii) 4,000,000 Common Shares issuable upon the exercise of Warrants to acquire Common Shares beneficially owned by the Reporting Persons and held by W. Jabsheh Investment Co. Ltd. In accordance with SEC rules governing beneficial ownership, the calculation of percentage ownership includes Warrants held by the Reporting Persons but does not include any other Common Shares issuable upon the exercise of any other outstanding Warrants held by other persons.

SCHEDULE 13D

CUSIP No. G4809J 106	Page 4 of 5

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements certain information in the Schedule 13D, filed with the SEC on March 27, 2020 (the “Original 13D”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on September 29, 2020 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed with the SEC on January 12, 2022 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed with the SEC on January 31, 2023 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed with the SEC on March 17, 2023 (“Amendment No. 4”) and Amendment No. 5 to the Schedule 13D filed with the SEC on July 7, 2023 (“Amendment No. 5” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the “Schedule 13D”) by Wasef Jabsheh.

Except as set forth below, all Items of the Original 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following after the last sentence of the last paragraph under the heading “Restricted Share Award”:

“Tender and Support Agreement

On July 28, 2023, the Issuer announced that it was launching a tender offer to acquire all of its outstanding Warrants at a price of $0.95 per Warrant. On July 28, 2023, W. Jabsheh Investment Co. Ltd. entered into a tender and support agreement with the Issuer (the “Tender and Support Agreement”) in which it agreed to tender to the Issuer its 4,000,000 Warrants at a price of $0.95 per Warrant. The Tender and Support Agreement is attached hereto as Exhibit 99.9.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original 13D is hereby amended and supplemented by adding the following:

99.9	Tender and Support Agreement, between International General Insurance Holding Ltd. and W. Jabsheh Investment Co. Ltd. dated July 28, 2023

SCHEDULE 13D

CUSIP No. G4809J 106	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2023

By:	/s/ Wasef Jabsheh
Wasef Jabsheh

W. Jabsheh Investment Co. Ltd.

By:	/s/ Wasef Jabsheh
Name:	Wasef Jabsheh
Title:	Director